SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

Luiz Roberto Tiberio

Head of Investor Relations

SABESP announces 2Q23 results

São Paulo, August 10, 2023 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its second quarter of 2023 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2022.

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Highlights

In 2Q23, adjusted EBITDA totaled R$ 2,220.8 million, up by R$ 710.9 million (+47.1%) over the R$ 1,509.9 million reported in 2Q22, excluding the effects of the Incentivized Dismissal Program - IDP. Consequently, the EBITDA margin adjusted to the IDP reached 36.1% compared to 28.7%, and the adjusted EBITDA margin (excluding both the IDP and the construction revenue) reached 45.4% compared to 36.7%.

Including the effects of the IDP, adjusted EBITDA totaled R$ 1,691.2 million, up by R$ 181.3 million (+12.0%) over the R$ 1,509.9 million reported in 2Q22.

Excluding the provision for the IDP, net income came to R$ 1,273.3 million in 2Q23, up by R$ 850.9 million (+201%). Including the effect of the IDP, net income came to R$ 743.7 million in 2Q23, compared to the R$ 422.4 million reported in 2Q22, an increase of R$ 321.3 million (+76.1%).

Revenue from sanitation services

Increase of R$ 740.8 million (+16.6%), impacted by: (i) an average impact of 11.9%, resulting from the tariff adjustments of 12.8% since May 2022 and 9.6% since May 2023; (ii) a 2.6% increase in total billed volume; and (iii) higher average tariff due to the increase in ranges with higher consumption in the residential category.

Incentivized Dismissal Program – IDP

In June 2023, the Company implemented the IDP to pacifically reduce the workforce. The deadline for registrations in the IDP was from June 1 to 30, 2023, and had the adhesion of 1,862 employees, whose employment terminations are being analyzed and will occur from July 1, 2023 to June 30, 2024.

In 2Q23, the Company recorded a provision of R$ 529.6 million for the indemnity incentives of the employees who joined the IDP, with a payback slightly higher than 12 months.

Impacts from the exchange variation

In 2Q23, there was a positive exchange variation, with a YoY impact of R$ 328.5 million, due to the depreciation of the U.S. Dollar and the Yen in 2Q23, compared to the appreciation of the U.S. Dollar and the depreciation of the Yen in 2Q22, as shown below:

	2Q23	2Q22
Debt in foreign currency - R$ million	2,475.7	2,695.1
Foreign currency debt as a percentage of total debt - %	13.2	15.2
U.S. variation in the quarter - %	(5.1)	10.6
Yen variation in the quarter - %	(12.8)	(1.1)

Organizational structure and public tender of Olímpia

Over the last six months, the Company underwent a restructuring process and reorganized its Executive Board so that decision-making considers a unified and strategic corporate vision. The management has been making efforts towards gains in efficiency and discipline in capital allocation, including a review of the capex plan and the approval of the Shared Services Center, which is being constituted.

In May, competing with eight companies, the Company was awarded a contract to provide water supply and sewage services in the municipality of Olímpia for a period of 30 years. It was the first time in history that a state-owned company won a basic sanitation bidding process in Brazil.

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1.	Financial Highlights
									R$ million
		2Q23	2Q22	Var. (R$)%		1H23	1H22	Var. (R$)%
	Revenue from sanitation services	5,192.3	4,451.5	740.8	16.6	10,101.6	8,749.7	1,351.9	15.5
	Construction revenue	1,263.2	1,154.7	108.5	9.4	2,442.8	2,042.9	399.9	19.6
	COFINS and PASEP/TRCF taxes	(301.0)	(340.8)	39.8	(11.7)	(691.4)	(656.8)	(34.6)	5.3
(=)	Net operating income	6,154.5	5,265.4	889.1	16.9	11,853.0	10,135.8	1,717.2	16.9
	Costs and expenses	(3,909.4)	(3,230.1)	(679.3)	21.0	(7,083.2)	(6,107.0)	(976.2)	16.0
	Construction costs	(1,234.8)	(1,129.5)	(105.3)	9.3	(2,387.8)	(1,997.0)	(390.8)	19.6
	Equity pickup	10.0	5.9	4.1	69.5	16.4	11.5	4.9	42.6
	Other operating income (expenses), net	50.5	2.4	48.1	2,004.2	65.1	4.9	60.2	1,228.6
(=)	Earnings before financial result, income tax, and social contribution	1,070.8	914.1	156.7	17.1	2,463.5	2,048.2	415.3	20.3
	Financial result	(14.0)	(324.4)	310.4	(95.7)	(273.6)	15.7	(289.3)	(1,842.7)
(=)	Earnings before income tax and s ocial contribution	1,056.8	589.7	467.1	79.2	2,189.9	2,063.9	126.0	6.1
	Income tax and social contribution	(313.1)	(167.3)	(145.8)	87.1	(698.8)	(665.9)	(32.9)	4.9
(=)	Net income	743.7	422.4	321.3	76.1	1,491.1	1,398.0	93.1	6.7
	Earnings per share (R$)*	1.09	0.62			2.18	2.05

* Number of shares = 683,509,869

Adjusted EBITDA reconciliation (non-accounting measures)

									R$ million
		2Q23	2Q22	Var. (R$)%		1H23	1H22	Var. (R$)%
	Net income	743.7	422.4	321.3	76.1	1,491.1	1,398.0	93.1	6.7
	IDP	529.6	-	529.6	-	529.6	-	529.6	-
(=)	Adjusted Net Income (excluding IDP)	1,273.3	422.4	850.9	201.4	2,020.7	1,398.0	622.7	44.5
	Income tax and social contribution	313.1	167.3	145.8	87.1	698.8	665.9	32.9	4.9
	Financial result	14.0	324.4	(310.4)	(95.7)	273.6	(15.7)	289.3	(1,842.7)
	Other operating income (expenses), net	(50.5)	(2.4)	(48.1)	2,004.2	(65.1)	(4.9)	(60.2)	1,228.6
	Depreciation and amortization	670.9	598.2	72.7	12.2	1,327.9	1,187.9	140.0	11.8
(=)	Adjusted EBITDA (excluding IDP)*	2,220.8	1,509.9	710.9	47.1	4,255.9	3,231.2	1,024.7	31.7
	(%) Adjusted EBITDA Margin (excluding IDP)	36.1	28.7			35.9	31.9
	(%) Adjusted EBITDA Margin (excluding IDP) on Net Revenue, excluding Construction	45.4	36.7			45.2	39.9

* Adjusted EBITDA corresponds to income before (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

In 2Q23, the net operating revenue, which considers construction revenue, totaled R$ 6,154.5 million, an increase of 16.9% over 2Q22.

Excluding construction costs and the provision for IDP, costs and expenses totaled R$ 3,379.8 million, an increase of R$ 149.7 million (R$ 4.6%). Considering the IDP and construction costs, costs and expenses totaled R$ 5,144.2 million, an increase of 18.0%.

Adjusted EBIT, of R$ 1,020.3 million, increased by 11.9% over the R$ 911.7 million recorded in 2Q22.

Excluding the effects of IDP, adjusted EBITDA was R$ 2,220.8 million in 2Q23 (R$ 8,112.3 million in the last 12 months), with an adjusted EBITDA margin of 36.1% (34.1% in the last 12 months).

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Considering the IDP and the effects of revenue and construction costs, adjusted EBITDA totaled R$ 1,691.2 million, up by 12.0% over the R$ 1,509.9 million reported in 2Q22 (R$ 7,582.7 million in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 34.0% in 2Q23, compared to 36.1% in 2Q22 (40.3% in the last 12 months).

The Adjusted EBITDA margin was 27.5% in 2Q23, compared to 28.7% in 2Q22 (31.9% in the last 12 months).

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 5,192.3 million in 2Q23, an increase of R$ 740.8 million (+16.6%) over the R$ 4,451.5 million recorded in 2Q22.

The main factors that led to the increase were:

•	An average impact of 11.9%, resulting from the tariff adjustments of 12.8% since May 2022 and 9.6% since May 2023;
•	An increase of 2.6% in the total billed volume; and
•	A rise in the average tariff due to the increase in ranges with higher consumption in the residential category.

3.	Construction revenue

Construction revenue increased by R$ 108.5 million (+9.4%), due to higher investments made.

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis per customer category.

WATER AND SEWAGE BILLED VOLUME[1] - million m3
	Water			Sewage			Water + Sewage
Category	2Q23	2Q22%		2Q23	2Q22%		2Q23	2Q22%
Residential	476.9	465.9	2.4	418.7	406.7	3.0	895.6	872.6	2.6
Commercial	47.7	46.7	2.1	45.5	44.8	1.6	93.2	91.5	1.9
Industrial	8.8	8.7	1.1	9.6	9.5	1.1	18.4	18.2	1.1
Public	12.1	11.7	3.4	10.9	10.1	7.9	23.0	21.8	5.5
Total retail	545.5	533.0	2.3	484.7	471.1	2.9	1,030.2	1,004.1	2.6
Wholesale²	11.6	12.1	(4.1)	5.4	4.1	31.7	17.0	16.2	4.9
Total	557.1	545.1	2.2	490.1	475.2	3.1	1,047.2	1,020.3	2.6

	Water			Sewage			Water + Sewage
Category	1H23	1H22%		1H23	1H22%		1H23	1H22%
Residential	948.6	935.2	1.4	831.1	813.4	2.2	1,779.7	1,748.6	1.8
Commercial	94.1	91.1	3.3	89.2	87.7	1.7	183.3	178.8	2.5
Industrial	17.4	17.0	2.4	19.0	18.7	1.6	36.4	35.7	2.0
Public	22.2	21.3	4.2	20.0	18.7	7.0	42.2	40.0	5.5
Total retail	1,082.3	1,064.6	1.7	959.3	938.5	2.2	2,041.6	2,003.1	1.9
Wholesale²	23.8	24.2	(1.7)	10.8	9.9	9.1	34.6	34.1	1.5
Total	1,106.1	1,088.8	1.6	970.1	948.4	2.3	2,076.2	2,037.2	1.9

1. Not reviewed by external auditors

2. Wholesale includes volumes of reuse water and non-domestic sewage

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5.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses increased by R$ 679.3 million in 2Q23 (+21.0%). Excluding the provision for IDP, the increase was R$ 149.7 million (R$ 4.6%).

Costs, administrative and selling expenses as a percentage of net revenue (excluding construction revenue) were 79.9% in 2Q23 compared to 78.6% in 2Q22. Excluding the effects of IDP, the share in 2Q23 was 69.1%.

R$ million

	2Q23	2Q22	Var. (R$)%		1H23	1H22	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	1,347.4	776.0	571.4	73.6	2,091.6	1,444.2	647.4	44.8
General supplies	90.4	109.5	(19.1)	(17.4)	177.9	181.4	(3.5)	(1.9)
Treatment supplies	138.5	142.5	(4.0)	(2.8)	303.4	289.8	13.6	4.7
Services	643.1	599.4	43.7	7.3	1,268.1	1,111.4	156.7	14.1
Electricity	386.8	376.1	10.7	2.8	782.6	788.0	(5.4)	(0.7)
General expenses	395.6	356.7	38.9	10.9	710.4	635.8	74.6	11.7
Share of the municipal government in the collection	207.0	172.3	34.7	20.1	393.5	335.2	58.3	17.4
Other general expenses	188.6	184.4	4.2	2.3	316.9	300.6	16.3	5.4
Tax expenses	19.3	18.8	0.5	2.7	41.1	37.9	3.2	8.4
Depreciation and amortization	670.9	598.2	72.7	12.2	1,327.9	1,187.9	140.0	11.8
Allowance for doubtful accounts	217.4	252.9	(35.5)	(14.0)	380.2	430.6	(50.4)	(11.7)
Costs, administrative & selling expenses	3,909.4	3,230.1	679.3	21.0	7,083.2	6,107.0	976.2	16.0
% of net revenue (excluding construction revenue)	79.9	78.6			75.3	75.5
% of net revenue (excluding construction revenue and IDP)	69.1	78.6			69.6	75.5

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 571.4 million increase (+73.6%) recorded in 2Q23 was mainly due to:

•	An increase of R$ 529.6 million, due to the provision created for employees who joined the IDP; and
•	The salary adjustment of 4.9% (R$ 19.5 million) in May 2023 and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 1.5% decline in the average number of employees.

General supplies

Decrease of R$ 19.1 million (-17.4%), spread across various items, the main ones as follows:

•	R$ 3.3 million with fuel and lubricants;
•	R$ 1.9 million for the maintenance of water and sewage networks, connections, and systems; and

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•	R$ 1.8 million with the conservation of furniture and facilities.

Services

Service expenses totaled R$ 643.1 million, an increase of R$ 43.7 million (+7.3%) over the R$ 599.4 million recorded in 2Q22. The main increases were:

•	R$ 31.8 million paid to technical services, mainly IT consulting, maintenance, and support; and
•	R$ 23.1 million for the maintenance of water and sewage networks, connections, and systems.

The increases above were offset by the R$ 11.2 million decrease in advertising services.

Electricity

Electricity expenses totaled R$ 386.8 million in 2Q23, an increase of R$ 10.7 million (+2.8%) compared to the R$ 376.1 million recorded in 2Q22. The main factor that contributed to this variation was the R$ 11.3 million increase in expenses with natural gas, referring to a contract for water pumping between reservoirs. In 2Q23, services were not used but the payment was made to fulfill the contractual obligations of the termination, which was in the “Take or Pay” model, the only option offered by Comgás to supply the Rio Grande Taiaçupeba Raw Water Pumping Plant at the time of contracting in 1Q21.

The Free Market Tariffs (FMT) accounted for 54.3% of total expenses in 2Q23 (49.4% in 2Q22), while the Regulated Market Tariffs (RMT) accounted for 45.7% in the same period (50.6% in 2Q22).

The variations in the FMT and RMT tariffs and consumption were offset against each other and did not have a significant impact on total expenses.

General expenses

Increase of R$ 38.9 million (+10.9%), totaling R$ 395.6 million in 2Q23, compared to the R$ 356.7 million recorded in 2Q22, mainly from the higher provision for transfer to the municipal funds for environmental sanitation and infrastructure, of R$ 34.7 million.

Depreciation and amortization

The R$ 72.7 million increase (+12.2%) was mainly due to the beginning of operations of intangible assets, totaling R$ 5.9 billion.

Allowance for doubtful accounts

Decrease of R$ 35.5 million (-14.0%), from R$ 252.9 million in 2Q22 to R$ 217.4 million in 2Q23, due to higher recovery through the execution of agreements in 2Q23.

6.	Other net operating income (expenses)

Increase of R$ 48.1 million, mainly due to a higher application of contractual fines to suppliers in 2Q23, of R$ 44.4 million.

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7.	Financial result
				R$ million
	2Q23	2Q22	Var. (R$)%
Financial expenses, net of income	(219.4)	(157.2)	(62.2)	39.6
Monetary and exchange variations, net	205.4	(167.2)	372.6	(222.8)
Financial Result	(14.0)	(324.4)	310.4	(95.7)

Financial expenses, net of revenue

				R$ million
	2Q23	2Q22	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(254.0)	(215.8)	(38.2)	17.7
Interest and charges on international borrowings and financing	(23.2)	(9.8)	(13.4)	136.7
Other financial expenses	(96.4)	(92.7)	(3.7)	4.0
Total financial expenses	(373.6)	(318.3)	(55.3)	17.4
Financial revenue	154.2	161.1	(6.9)	(4.3)
Financial expenses, net of revenue	(219.4)	(157.2)	(62.2)	39.6

The main impacts resulted from:

•	An increase of R$ 38.2 million in interest and charges on domestic borrowings and financing, mainly due to: (i) funding from IDB INVEST 2022 and IDB INVEST 2023 (in July 2022 and May 2023, respectively), with an impact of R$ 25.4 million in interest in local currency; and (ii) an increase in the average DI rate (from 12.38% in 2Q22 to 13.65% in 2Q23);
•	An increase of R$ 13.4 million in interest and charges on international borrowings and financing, mainly due to an increase in the interest rate of some contracts with IDB and IBRD, due to the variation of the SOFR rate (from 1.5% in June 2022 to 5.1% in June 2023); and
•	A decrease of R$ 6.9 million in financial revenues, mainly on financial investments in 2Q23, as a result of lower average cash.

Monetary and exchange variation, net

				R$ million
	2Q23	2Q22	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(38.1)	(91.3)	53.2	(58.3)
Exchange variations on borrowings and financing	263.7	(64.8)	328.5	(506.9)
Other monetary variations	(71.2)	(80.1)	8.9	(11.1)
Total monetary and exchange variations on liabilities	154.4	(236.2)	390.6	(165.4)
Monetary and exchange variations on assets	51.0	69.0	(18.0)	(26.1)
Monetary and exchange variations, net	205.4	(167.2)	372.6	(222.8)

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The positive effect of net monetary and exchange variations in 2Q23 was R$ 372.6 million, especially due to:

•	A decrease of R$ 53.2 million in monetary variations on borrowings and financing, mainly because of the decrease in the Amplified Consumer Price Index - IPCA (from 2.22% in 2Q22 to 0.76% in 2Q23); and
•	An exchange variation gain of R$ 328.5 million on borrowings and financing, due to the depreciation of the U.S. Dollar and the Yen in 2Q23 (-5.14% and -12.83%, respectively), compared to the appreciation of the U.S. Dollar and the depreciation of the Yen in 2Q22 (10.56% and -1.08%, respectively).

8.	Income tax and social contribution

The R$ 145.8 million increase in 2Q23 was mainly due to:

•	An increase of R$ 889.1 million in net operating revenue; and
•	Exchange variation gains, with an impact of R$ 328.5 million.

The factors above were mainly offset by the R$ 784.6 million increase in costs and expenses, which include a provision of R$ 529.6 million referring to the IDP and the R$ 105.3 million increase in construction costs.

9.	Indicators
a)	Operating
Operating indicators*	2Q23	2Q22%
Water connections[1]	10,242	9,916	3.3
Sewage connections[1]	8,728	8,500	2.7
Population directly served – water[2]	28.1	27.8	1.1
Population directly served – sewage[2]	24.8	24.6	0.8
Number of employees	12,221	12,381	(1.3)
Water volume produced in the quarter[3]	734	711	3.2
Water volume produced in the semester[3]	1,467	1,424	3.0
IPM - Micromeasured Water Loss (%)[3]	29.5	28.4	3.9
IPDt (liters/connection x day)[3]	256	250	2.4

1. Total active and inactive connections in thousands of units at the end of the period. Excludes water connections in Mauá in 2Q22

2. In millions of inhabitants, at the end of the period. Excludes wholesale supply

3. Millions of m³. Excludes volumes produced in the municipalities of Aguaí, Mauá, and Tapiratiba in 2Q22

* Not reviewed by external auditors.

b)	Economic
Economic variables at the end of the quarter *	2Q23	2Q22
IPCA - Amplified Consumer Price Index[1]	0.76	2.22
INPC - National Consumer Price Index[1]	0.79	2.12
IPC - Consumer Price Index[1]	0.66	2.33
DI - Interbank Deposit[2]	13.65	12.38
U.S. dollar[3]	4.8192	5.2380
Japanese yen[3]	0.0334	0.0386

1. Accrued in the quarter (%)

2. Average quarterly rate (%)

3. Ptax sale rate on the last day

* Not reviewed by external auditors

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10.	Borrowings and financing

On June 14, the Company executed a financing agreement of R$ 1 billion with the International Finance Corporation - IFC, an institution of the World Bank. The financing is linked to annual social goals, which characterizes it as a sustainability-linked loan. The funds are being directed to investments in basic sanitation infrastructure in the São Paulo Metropolitan Region from 2021 to 2025. The investments are being destined for the expansion of the sewage system to improve water quality in the Pinheiros River, in the city of São Paulo.

Also in the second quarter, the Second Tranche of Loan 12.676-0, totaling R$ 470 million, with the Inter-American Investment Corporation - IDB Invest was contracted. This operation is guaranteed by PROPARCO (Societé de Promotion et de Participation Pour la Cóperation Économic S.A.), of the AFD Group (Agence Française de Développement). Together with other existing financing, the funds will be used in the Fourth Stage of the Tietê River Depollution Project, the largest environmental sanitation program in Brazil and part of Integra Tietê.

R$ Thousand

DEBT PROFILE
	2023	2024	2025	2026	2027	2028	2029 onwards	TOTAL	% of total
Local Currency
Debêntures	360,436	1,204,595	1,334,339	1,212,543	1,357,016	655,401	1,543,790	7,668,120	41
Caixa Econômica Federal	50,923	106,589	113,242	120,311	127,810	135,646	981,275	1,635,796	9
BNDES	117,665	235,331	214,938	205,029	192,377	72,783	222,545	1,260,668	7
National IDB	123,444	249,099	260,899	330,209	315,069	420,959	2,357,473	4,057,152	22
IFC	7,600	22,800	34,200	41,800	60,800	83,600	493,053	743,853	4
Lease¹	47,884	50,309	34,600	33,492	36,754	40,336	92,066	335,441	2
Leasing (others)²	37,476	17,633	10,550	4,500	708	-	-	70,867	0
Others	5,505	2,994	2,760	142	-	-	-	11,401	0
Interest and other charges	438,951	7,193	-	-	-	-	-	446,144	2
Total in Local Currency	1,189,884	1,896,543	2,005,528	1,948,026	2,090,534	1,408,725	5,690,202	16,229,442	87
Foreign Currency
IDB	24,766	49,532	62,432	25,799	25,799	25,799	377,410	591,537	3
IBRD	14,650	29,299	29,299	29,299	29,299	29,299	261,176	422,321	2
JICA	71,571	143,141	143,141	143,141	143,141	143,141	652,125	1,439,401	8
Interest and other charges	22,488	-	-	-	-	-	-	22,488	0
Total in Foreign Currency	133,475	221,972	234,872	198,239	198,239	198,239	1,290,711	2,475,747	13
TOTAL	1,323,359	2,118,515	2,240,400	2,146,265	2,288,773	1,606,964	6,980,913	18,705,189	100

1. Refers to work contracts signed as Assets Lease;

2. Obligations related to leasing agreements, mainly vehicle leases

10

Covenants

The table below shows the most restrictive clauses in 2Q23:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt1 / Adjusted EBITDAA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1 “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 2Q23, the Company met the requirements of its borrowings and financing agreements.

11.	Investments

Investments totaled R$ 1,294.3 million in 2Q23, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,278.1 million, R$ 6.9 million, and R$ 9.3 million, respectively. Cash disbursed in 2Q23 referring to investments, including from previous periods, totaled R$ 944.7 million.

The table below shows investments broken down by water, sewage:

			R$ million
	Water	Sewage	Total
Investment	564.5	729.8	1,294.3

11

For more information, please contact:

Investor Relations

Tel. +55 (11) 3388-8793 / 9267

E-mail: sabesp.ri@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

12

Income Statement

Brazilian Corporate Law		R$ '000
	2Q23	2Q22
Net Operating Income	6,154,537	5,265,400
Operating Costs	(4,210,675)	(3,531,903)
Gross Profit	1,943,862	1,733,497
Operating Expenses
Selling	(285,237)	(233,525)
Estimated losses with doubtful accounts	(217,426)	(252,932)
Administrative expenses	(430,852)	(341,202)
Other operating revenue (expenses), net	50,487	2,351
Operating Income Before Shareholdings	1,060,834	908,189
Equity Result	10,047	5,923
Earnings Before Financial Results, net	1,070,881	914,112
Financial, net	(278,528)	(261,419)
Exchange gain (loss), net	264,481	(62,955)
Earnings before Income Tax and Social Contribution	1,056,834	589,738
Income Tax and Social Contribution
Current	(402,699)	(180,174)
Deferred	89,608	12,894
Net Income for the period	743,743	422,458
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.09	0.62
Depreciation and Amortization	(670,772)	(598,165)
Adjusted EBITDA	1,691,166	1,509,926
% over net revenue	27.5%	28.7%

13

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	06/30/2023	12/31/2022
Current assets
Cash and cash equivalents	1,327,173	1,867,485
Financial investments	929,178	1,677,873
Trade receivables	3,300,714	3,062,574
Related parties and transactions	219,803	205,793
Inventories	120,614	124,247
Restricted cash	37,873	37,474
Currrent recoverable taxes	244,820	242,906
Other assets	82,032	66,312
Total current assets	6,262,207	7,284,664

Noncurrent assets
Trade receivables	216,758	215,234
Related parties and transactions	951,059	950,950
Escrow deposits	195,530	170,093
National Water and Sanitation Agency – ANA	5,138	9,193
Other assets	176,429	146,362

Equity investments	154,907	110,765
Investment properties	46,702	46,726
Contract assets	8,674,300	8,613,968
Intangible assets	40,399,382	39,320,871
Property, plant and equipment	371,209	338,939
Total noncurrent assets	51,191,414	49,923,101

Total assets	57,453,621	57,207,765

LIABILITIES AND EQUITY	06/30/2023	12/31/2022
Current liabilities
Trade payables	256,679	430,946
Borrowings and financing	2,578,954	2,245,960
Accrued payroll and related charges	900,340	498,504
Taxes and contributions	232,698	293,461
Dividends and interest on capital payable	709	741,725
Provisions	1,019,086	924,038
Services payable	588,456	723,242
Public-Private Partnership – PPP	207,467	222,413
Program Contract Commitments	61,381	100,188
Other liabilities	604,203	476,865
Total current liabilities	6,449,973	6,657,342

14

Noncurrent liabilities
Borrowings and financing	16,126,235	16,712,711
Deferred income tax and social contribution	101,914	189,278
Deferred Cofins and Pasep	162,591	159,723
Provisions	649,245	686,746
Pension obligations	2,135,644	2,150,191
Public-Private Partnership – PPP	2,616,942	2,736,768
Program Contract Commitments	12,566	12,197
Other liabilities	450,950	569,276
Total noncurrent liabilities	22,256,087	23,216,890

Total liabilities	28,706,060	29,874,232

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	12,078,963	12,155,890
Other comprehensive income	177,643	177,643
Retained earnings	1,490,955	-
Total equity	28,747,561	27,333,533

Total equity and liabilities	57,453,621	57,207,765

15

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Jun 2023	Jan-Jun 2022
Cash flow from operating activities
Profit before income tax and social contribution	2,189,778	2,063,940
Adjustment for Net income reconciliation:
Depreciation and amortization	1,327,916	1,187,911
Residual value of property, plant and equipment and intangible assets written-off	5,304	6,132
Allowance for doubtful accounts	380,231	430,626
Provision and inflation adjustment	196,776	196,108
Interest calculated on loans and financing payable	616,940	467,713
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(238,972)	(367,162)
Interest and inflation adjustment losses	11,586	16,962
Interest and inflation adjustment gains	(123,034)	(23,479)
Financial charges from customers	(196,290)	(192,460)
Margin on intangible assets arising from concession	(54,921)	(45,930)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	529,245	(650)
Equity result	(16,381)	(11,506)
Interest and inflation adjustment (Public-Private Partnership)	245,427	245,923
Provision from São Paulo agreement	159,970	277,747
Pension obligations	103,842	94,333
Other adjustments	13,816	7,639
	5,151,233	4,353,847
Changes in assets
Trade accounts receivable	(407,986)	(430,272)
Accounts receivable from related parties	4,834	(13,148)
Inventories	3,633	(9,373)
Recoverable taxes	(1,914)	(11,109)
Escrow deposits	(17,109)	3,418
Other assets	(36,865)	(17,477)
Changes in liabilities
Trade payables and contractors	(411,979)	(223,755)
Services payable	(294,756)	(165,337)
Accrued payroll and related charges	1,847	33,207
Taxes and contributions payable	(240,857)	(64,599)
Deferred Cofins/Pasep	2,868	1,221
Provisions	(139,229)	(136,721)
Pension obligations	(118,389)	(110,672)
Other liabilities	(473,658)	(209,921)
Cash generated from operations	3,021,673	2,999,309

Interest paid	(902,553)	(574,784)
Income tax and contribution paid	(606,093)	(660,655)

Net cash generated from operating activities	1,513,027	1,763,870

16

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(1,505,652)	(1,494,633)
Restricted cash	(399)	(3,125)
Financial investments	828,829	442,878
Investment properties	(6,304)	-
Purchases of tangible assets	(40,286)	(22,800)
Net cash used in investing activities	(723,812)	(1,077,680)

Cash flow from financing activities
Loans and financing
Proceeds from loans	833,095	1,181,233
Repayments of loans	(917,982)	(1,007,862)
Payment of interest on shareholders'equity	(823,671)	(603,541)
Public-Private Partnership – PPP	(380,199)	(316,230)
Program Contract Commitments	(40,770)	(14,150)
Net cash used in financing activities	(1,329,527)	(760,550)

Increase/(decrease) in cash and cash equivalents	(540,312)	(74,360)

Represented by:
Cash and cash equivalents at beginning of the year	1,867,485	717,929
Cash and cash equivalents at end of the year	1,327,173	643,569
Increase/(decrease) in cash and cash equivalents	(540,312)	(74,360)

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 11, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.